UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. 1)

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☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

GAMESTOP CORP.
(Name of Registrant as Specified in Its Charter)

HESTIA CAPITAL PARTNERS LP HESTIA CAPITAL MANAGEMENT, LLC KURTIS J. WOLF PERMIT CAPITAL ENTERPRISE FUND, L.P. PERMIT CAPITAL, LLC PERMIT CAPITAL GP, L.P. JOHN C. BRODERICK ADAM DUKOFF PAUL J. EVANS
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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REVISED PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 17, 2020

HESTIA CAPITAL PARTNERS LP

___________________, 2020

Dear Fellow GameStop Stockholder:

Hestia Capital Partners LP and the other participants in this solicitation (collectively, the “Stockholder Group” or “we”) beneficially own a total of 4,781,831 shares of GameStop Corp., a Delaware corporation (“GameStop” or the “Company”), or approximately 7.4% of the outstanding Class A common stock, par value $0.001 per share (the “Common Stock”), making us one of the Company’s largest stockholders.

We believe GameStop is a high quality business with unique assets, a powerful brand and the potential to be an industry leader. However, we believe the Company is being hindered by a Board of Directors (the “Board”) that is rooted in poor corporate governance and one that has overseen significant value destruction.

We are not traditional activist investors. To the contrary, we are long-term investors in GameStop, having suffered losses like most of you have as the Company’s stock has plummeted over 85% in just the past five years. In our view, the Board has repeatedly failed stockholders through suboptimal strategic planning, poor capital allocation, inadequate oversight of management and ineffective communications to stockholders, customers and GameStop employees. While the Board recently announced some Board changes, just days before our agreement with the Company expired which contained standstill provisions that had prevented us from sharing our concerns publicly over the prior year, we do not believe the changes go far enough.

For the past year, we have advocated for stockholder voices to be added to the Board because we have seen this Board take positive action only when stockholders press persistently for change. We note that the Board only appeared to take action to sell Spring Mobile, begin to reduce its bloated cost structure, undertake a large buyback of its shares and refresh itself after repeated calls by stockholders to undertake such actions. We have nominated two highly qualified nominees, including a large stockholder, because we do not believe this Board will be proactive on the many risks and opportunities that lay ahead without stockholder-nominated directors in the boardroom whose voices can be heard unfiltered and without delay by the Board.

The Board is currently composed of fourteen (14) directors, ten (10) of whom are up for election at the upcoming 2020 annual meeting of stockholders (the “Annual Meeting”). Through the attached Proxy Statement, we are soliciting proxies to elect not only our two (2) nominees, but also the candidates who have been nominated by the Company other than [_____] and [_____]. This gives stockholders who wish to vote for our nominees the ability to vote for a full slate of ten (10) nominees in total. The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement. Your vote to elect our nominees will have the legal effect of replacing two incumbent directors with our nominees. If elected, our nominees will constitute a minority on the Board and there can be no guarantee that our nominees will be able to implement the actions that they believe are necessary to unlock stockholder value. However, we believe the election of our Nominees is an important step in the right direction for enhancing long-term value at the Company.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed WHITE proxy card today. The attached Proxy Statement and the enclosed WHITE proxy card are first being furnished to the stockholders on or about ____________, 2020.

If you have already voted for the incumbent management slate by voting on the Company’s blue proxy card, you have every right to change your vote by signing, dating and returning a later dated WHITE proxy card or by voting virtually at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact Saratoga Proxy Consulting LLC, which is assisting us, at its address and toll-free number listed below.

Thank you for your support,

/s/ Kurtis J. Wolf
Kurtis J. Wolf
Hestia Capital Partners LP

If you have any questions, require assistance in voting your WHITE proxy card,

or need additional copies of the Stockholder Group’s proxy materials,

please contact:

Stockholders call toll-free at (888) 368-0379

Email: info@saratogaproxy.com

REVISED PRELIMINARY COPY SUBJECT TO COMPLETION

DATED APRIL 17, 2020

2020 ANNUAL MEETING OF STOCKHOLDERS

OF

GAMESTOP CORP.

_________________________

PROXY STATEMENT

OF

HESTIA CAPITAL PARTNERS LP

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD TODAY

Hestia Capital Partners LP, a Delaware limited partnership (“Hestia LP”), and the other participants in this solicitation (collectively, the “Stockholder Group” or “we”) are significant stockholders of GameStop Inc., a Delaware corporation (“GameStop” or the “Company”), who beneficially own, in the aggregate, approximately 7.4% of the outstanding shares of Class A common stock, $0.001 par value per share (the “Common Stock”), of the Company. We are furnishing this proxy statement and accompanying WHITE proxy card to holders of Common Stock of GameStop in connection with the solicitation of proxies in connection with the Company’s 2020 annual meeting of stockholders scheduled to be held virtually on [_____, _______, 2020] at [_:__ _.m., CDT] (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of stockholders held in lieu thereof, the “Annual Meeting”). To participate in the virtual Annual Meeting, you will need to register in advance at [_______] prior to the deadline of [_______], 2020 at 5:00 p.m., ET.

We are seeking your support at the Annual Meeting for the following:

1.	To elect Hestia LP’s two (2) director nominees, Paul J. Evans and Kurtis J. Wolf (each a “Nominee” and, collectively, the “Nominees”) to hold office until the 2021 Annual Meeting of Stockholders (the “2021 Annual Meeting”) and until their respective successors have been duly elected and qualified;

2.	To vote on a non-binding, advisory resolution to approve the compensation of the Company’s named executive officers;

3.	To ratify the Audit Committee’s appointment of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for the fiscal year ending January 30, 2021; and

4.	To transact such other business, if any, as may properly come before the Annual Meeting and any adjournment thereof.

The Board is currently composed of fourteen (14) directors, ten (10) of whom are up for election at the upcoming Annual Meeting. Through this Proxy Statement, we are soliciting proxies to elect not only our two (2) Nominees, but also the candidates who have been nominated by the Company other than [_____] and [_____]. This gives stockholders who wish to vote for our Nominees the ability to vote for a full slate of ten (10) nominees in total. The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement. Your vote to elect our Nominees will have the legal effect of replacing two incumbent directors with our Nominees. If elected, our Nominees will constitute a minority on the Board and there can be no guarantee that our Nominees will be able to implement the actions that they believe are necessary to unlock stockholder value. However, we believe the election of our Nominees is an important step in the right direction for enhancing long-term value at the Company.

According to the Company’s proxy statement, due to concerns about the recent outbreak of the coronavirus, COVID-19, this year the Annual Meeting will be a completely virtual meeting of stockholders. You may attend the online meeting, submit questions, and vote your shares electronically during the meeting via the internet by visiting [ ]. To participate in the virtual Annual Meeting, you will need to register in advance at [ ] prior to the deadline of [ ], 2020 at 5:00 p.m., Eastern Time. Upon completing your registration, you will receive further instructions via email, including your unique links that will allow you access to the meeting and will also permit you to submit questions.

As of the date hereof, Hestia LP, Hestia Capital Management, LLC, a Delaware limited liability company (“Hestia LLC”), Kurtis J. Wolf (collectively, “Hestia”), Permit Capital Enterprise Fund, L.P., a Delaware limited partnership (“Permit Enterprise”), Permit Capital, LLC, a Delaware limited liability company (“Permit LLC”), Permit Capital GP, L.P. (“Permit GP”), John C. Broderick (collectively, “Permit”), Adam Dukoff and Paul J. Evans (each a “Participant”) collectively beneficially own 4,781,831 shares of Common Stock (the “Stockholder Group Shares”). We intend to vote the Stockholder Group Shares FOR the election of the Nominees, AGAINST the approval of the non-binding advisory resolution on the compensation of the Company’s named executive officers, and FOR the ratification of the selection of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for the fiscal year ending January 30, 2021, as described herein.

The Company has set the close of business on [_____] [__], 2020 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). The mailing address of the principal executive offices of the Company is 625 Westport Parkway, Grapevine, Texas 76051. Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company, as of the Record Date, there were [_____] shares of Common Stock outstanding who are entitled to one vote on each matter for each share of Common Stock held on the Record Date.

We urge you to carefully consider the information contained in the Proxy Statement and then support our efforts by signing, dating and returning the enclosed WHITE proxy card today. The Proxy Statement and the enclosed WHITE proxy card are first being furnished to the stockholders on or about ____________, 2020.

THIS SOLICITATION IS BEING MADE BY THE STOCKHOLDER GROUP AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH THE STOCKHOLDER GROUP IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED WHITE PROXY CARD WILL VOTE ON SUCH MATTERS IN OUR DISCRETION.

THE STOCKHOLDER GROUP URGES YOU TO SIGN, DATE AND RETURN THE WHITE PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A BLUE PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING, AND RETURNING THE ENCLOSED WHITE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING VIRTUALLY AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our WHITE proxy card are available at

www.restoregamestop.com

IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own. The Stockholder Group urges you to sign, date, and return the enclosed WHITE proxy card today to vote FOR the election of the Nominees and in accordance with the Stockholder Group’s recommendations on the other proposals on the agenda for the Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed WHITE proxy card and return it to the Stockholder Group, c/o Saratoga Proxy Consulting LLC (“Saratoga”) in the enclosed postage-paid envelope today.
•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a WHITE voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions. As a beneficial owner, you may vote the shares virtually at the Annual Meeting only if you obtain a legal proxy from the broker or bank giving you the rights to vote the shares.
•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.
•	You may vote your shares virtually at the Annual Meeting. Even if you plan to attend the Annual Meeting, we recommend that you submit your WHITE proxy card by mail or via the Internet or by telephone by the applicable deadline so that your vote will be counted if you later decide not to attend the Annual Meeting.

Since only your latest dated proxy card will count, we urge you not to return any blue proxy card you receive from the Company. Even if you return the Company’s proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us. Remember, you can vote for our two (2) Nominees only on our WHITE proxy card. So please make certain that the latest dated proxy card you return is the WHITE proxy card.

If you have any questions, require assistance in voting your WHITE proxy card,

or need additional copies of the Stockholder Group’s proxy materials,

please contact:

Stockholders call toll-free at (888) 368-0379

Email: info@saratogaproxy.com

BACKGROUND OF THE SOLICITATION

Below is a summary of the material events leading up to the Solicitation:

•	Permit and Hestia are long-term stockholders that have been invested in GameStop since 2011 and 2012, respectively. Throughout this period, we have repeatedly attempted to engage constructively with GameStop’s management and Board.

•

On February 12, 2019, Hestia sent a public letter to the Board expressing its thoughts on the Company’s path forward in the wake of the Company’s recently terminated strategic process and to make current CEO candidates aware of the views and concerns of a long-standing stockholder. In the letter, Hestia urged the Board to return significant capital to stockholders through a tender offer, hire the right CEO, whose pay should be properly aligned with stockholders and seek efficiencies and cost savings in SG&A. The Company responded with an offer to schedule a meeting after their earnings were announced on April 2, 2019.

•	On March 7, 2019, Permit and Hestia formally agreed to work together as a group and to engage with the Company regarding their shared concerns.

•	On March 13, 2019, Permit and Hestia sent a private letter to the Board expressing their concerns regarding the dramatic underperformance of the Company's stock. In the letter, Permit and Hestia called on the Board to engage with them to address the Company's ongoing value destruction by bringing in new and independent Board members and tendering for up to $700 million of the Company's common stock. Permit and Hestia indicated an intent to make the private letter public the following morning.

•	On March 14, 2019, Permit and Hestia issued a press release making their March 13, 2019 letter public.

•	Later on March 14, 2019, Mike Loftus, GameStop’s head of investor relations, sent an email to Permit and Hestia acknowledging receipt of the private letter and asking for dates and times to meet. Hestia and Permit expressed a desire to reach an amicable resolution in order to avoid formally nominating directors by the March 28, 2019 nomination deadline. In response, GameStop offered a meeting on March 18, 2019 with two directors and the Company’s financial advisor.

•	On March 18, 2019, GameStop directors Carrie Teffner and Larry S. Zilavy and a representative from GameStop’s financial advisor joined a call with Hestia and Permit, in which the Company’s financial advisor did the majority of the talking. During the call, Hestia and Permit expressed their strong desire to add new directors to the Board.

•

On March 19, 2019, the Company’s financial advisor reached out to speak with Hestia and delivered a counterproposal to appoint one director from Hestia’s slate of directors of their choosing with no other commitments to improve stockholder value, such as a stock buyback. In response, Hestia wrote to Ms. Teffner and Mr. Zilavy expressing his disappointment that the Board would not directly engage with Hestia or Permit and would only communicate through its advisors.

•	On March 21, 2019, the Board announced that it appointed George Sherman as Chief Executive Officer and as a member of the Board, effective April 15, 2019. Mr. Sherman succeeded Shane Kim, who served as interim Chief Executive Officer since May 2018 and as a director since July 2011.

•	On March 22, 2019, Mr. Zilavy sent an email to Hestia and Permit indicating that the Board did not believe a director should negotiate with Hestia and Permit to avoid a contested election, but rather advised that the Company’s financial advisor could speak directly to Hestia and Permit or counsels to each side could work together. Mr. Zilavy reiterated the offer to add one director from Hestia’s slate of directors to the Board.

•	Later on March 22, 2019, Hestia responded by email indicating its disappointment that the Board, in order to avoid a nomination of directors by Hestia, would neither directly engage with Hestia nor Permit. Hestia also expressed concern that the Company’s financial advisor had stated that the Board would refuse to commit to any share repurchases.

•	On March 25, 2019, Mr. Zilavy sent an email to Hestia and Permit asking if the Company should send an agreement with the proposal to add one director from Hestia’s slate of directors to the Board. Later, Hestia responded that they found communicating by email to be very inefficient and desired to have direct communications with the Board. Despite this dynamic, Hestia agreed to have the Company transmit a draft agreement to add one director from Hestia’s slate of directors to the Board.

•	From March 26, 2019 to March 28, 2019, counsels to Hestia and Permit, on the one hand, and the Company, on the other, engaged in negotiations to add one director from Hestia’s slate of directors to the Board. During this time, Hestia and Permit encouraged the Board to consider adding Kurt Wolf to the Board as a stockholder representative with a meaningful ownership position in the Company. Hestia and Permit offered to agree to a two-year standstill period in which they would not be able to speak publicly or take certain other actions, if a stockholder representative would be added to the Board. The Board rejected Mr. Wolf’s candidacy. Hestia and Permit then offered to agree to a one-year standstill if any other director from Hestia’s slate of directors were added to the Board and a second mutually agreeable independent director would be added to the Board. In response, the Company proposed that Hestia and Permit only have consultation rights over the appointment of a second independent director.

•	On March 28, 2019, having not reached an understanding for settlement with the Company, Permit and Hestia delivered a letter (the “2019 Nomination Letter”) to the Company, in accordance with its organizational documents, nominating Don C. Bell III, Christopher P. Carvalho, Lizabeth Dunn, and Kurtis J. Wolf election to the Board at the 2019 Annual Meeting of Stockholders. March 28, 2019 was the nomination deadline for the 2019 Annual Meeting. Also on March 28, 2019, Permit and Hestia issued a press release announcing the delivery of the 2019 Nomination Letter and the Board’s refusal to meaningfully engage to avoid a contested election, except through advisors.

•	Later on March 28, 2019, GameStop sent a private letter to Permit and Hestia, accusing Permit and Hestia of making false and misleading statements in violation of Rule 14a-9 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

•	Later on March 28, 2019, GameStop’s counsel contacted Hestia and Permit’s counsel to try to reach an agreement to avoid a contested election at the 2019 Annual Meeting.

•	On March 29, 2019, GameStop issued a press release confirming receipt of the 2019 Nomination Letter and suggesting that Hestia and Permit had rejected GameStop’s settlement proposal, when in fact Hestia and Permit had accepted the Company’s proposal. Despite that press release, Hestia and Permit re-engaged with the Company, through its advisors, to finalize drafting of the agreement. Also on March 29, 2019, counsel to Permit and Hestia responded to the Company’s March 28, 2019 letter disputing that any statements included in Permit and Hestia’s press releases violated the Exchange Act.

•	Later on March 29, 2019, Permit and Hestia entered into an agreement (the “Cooperation Agreement”) with GameStop pursuant to which, among other things, the Company agreed to appoint a new independent director from the candidates nominated by Permit and Hestia (other than Kurt Wolf) within 30 days of the date of the Cooperation Agreement and to nominate an additional director at the discretion of the Board with consultation from Permit and Hestia. Permit and Hestia also agreed to certain customary standstill provisions until March 12, 2020.

•	Between March 29 and April 15, 2019, Hestia and Permit reached out on multiple occasions to ask to be involved in the process of selecting the additional new director but the Company did not involve Hestia or Permit in the process during such time.

•	On April 15, 2019, the lead independent director of the Board, Lawrence S. Zilavy, emailed Permit and Hestia, informing them that the Board is likely to nominate Ms. Dunn, from their list of nominees, and Raul Fernandez, from the Board’s nominees.

•	On April 16, 2019, Permit and Hestia sent Mr. Zilavy an email requesting access to the same information that the Board received on Mr. Fernandez’s candidacy, the opportunity to speak with Mr. Fernandez, information on the other candidates considered and disclosure of any relationships Mr. Fernandez may have with the Board or management.

•	On April 18, 2019, Mr. Zilavy provided Permit and Hestia with limited information on Mr. Fernandez and clarified that he is unaware of any relationships between Mr. Fernandez and the Board or management.

•	On April 19, 2019, Permit and Hestia urged Mr. Zilavy, through email, to consider its other nominees, Messrs. Bell and Carvalho. Permit and Hestia expressed disappointment that these two nominees did not receive serious consideration, as they each only had one call, lasting less than one hour, with one Board member.

•	On April 22, 2019, Mr. Zilavy informed Permit and Hestia that it had appointed Mr. Fernandez and Ms. Dunn to the Board. Permit and Hestia responded by reiterating its disappointment with being kept out of the selection process.

•	On April 24, 2019, the Company issued a press release announcing the appointment of Raul Fernandez and Ms. Dunn to the Board, pursuant to the Cooperation Agreement.

•	On May 13, 2019, Permit and Hestia met with Chief Operating Officer and Chief Financial Officer, Rob Lloyd, Executive Vice President and Chief Transformation Officer, Dan Kaufman, and Mr. Zilavy in the offices of the Company’s financial advisor. Permit and Hestia asked why the Board selected Ms. Dunn, and they said that they liked her retail background. Permit and Hestia asked why the Board selected Mr. Fernandez, and they said that he is an eSports “superstar”. Permit and Hestia asked why Mr. Sherman was selected as CEO, Mr. Zilavy said that the Company has a lot of initiatives in place, and they hired Mr. Sherman primarily because he was open to, and would do a good job of, building off their existing ideas. They said that Mr. Kaufman has been appointed to the new position of Chief Transformation Officer, and that they have brought in consultants to help with the transformation. Mr. Kaufman repeatedly said that they would be acting with urgency on costs cuts, to which Permit and Hestia said that was encouraging to hear. Permit and Hestia encouraged the Board to consider a stock buyback of at least $500 million. The Company reiterated that they are focused on improving the profitability of the existing business and that acquisitions were off the table.

•	On June 5, 2019, Permit and Hestia had a call with Messrs. Bell, Lloyd and Sherman. On the call, the parties discussed the Board’s decision to eliminate the Company’s quarterly dividend. Mr. Lloyd said that only 7% - 8% of their investors were dividend funds, and that the Board wanted a new stockholder base. When pressed on their fiduciary responsibility to those investors, Mr. Lloyd only said that the dividend wasn’t attractive to new investors. Hestia and Permit questioned why the dividend wasn’t reduced, rather than eliminated, to allow these stockholders to remain; Messrs. Bell, Lloyd and Sherman provided no meaningful response.

•	On June 6, 2019, Permit and Hestia sent a private letter to the Board, urging the Company to repurchase stock after the Company reported weak first quarter results and eliminated its dividend, which resulted in a significant decline in the Company’s stock price. Permit and Hestia stated that the market response to the dividend announcement created a tremendous opportunity to aggressively buyback stock.

•	On June 10, 2019, GameStop announced its intention to launch a tender offer for up to 12 million shares of its stock at a purchase price of not greater than $6.00 and not less than $5.20 per share.

•	On July 15, 2019, GameStop announced the results of its tender offer. The Company repurchased 12 million shares, for $62.4 million, or an average purchase price of $5.20 per share.

•	On July 17, 2019, Permit and Hestia sent an email to Messrs. Bell and Sherman, urging the Company to continue to return capital to stockholders following the completion of the tender offer.

•	On July 18, 2019, Permit and Hestia had a call with Messrs. Bell and Sherman and Mr. Eric Cerny, the Company’s Investor Relations head. Permit and Hestia asked if the Company had enough liquidity over the next eighteen months to complete their buyback authorization. Mr. Bell said that was safe to say.

•	On July 22, 2019, Permit and Hestia sent an email to Messrs. Bell and Sherman, stating that they are encouraged by the Company’s plan to cut $100 million in costs. Permit and Hestia suggested that the Company stop using, and look to sell, its corporate jet.

•	On July 24, 2019, Permit and Hestia had a call with Messrs. Bell and Sherman. On the call, Mr. Sherman indicated the Company’s liquidity was adequate, and not limiting share repurchases. After the call, Permit and Hestia sent an email to Messrs. Bell and Sherman expressing their frustration with the Board given the Company’s history of underperformance, and such frustration was not directed at new management.

•	On August 22, 2019, Permit and Hestia sent an email to Mr. Sherman expressing their concern that the Company could be a target for a hostile takeover bid and suggesting that the Company needs to reduce CapEx and costs more aggressively, beyond the $100 million proposed by the Company, and aggressively repurchase stock.

•	On September 10, 2019, GameStop filed its second quarter fiscal 2019 results, revising its annualized operating profit improvements to over $200 million, an increase from its initial estimate of $100 million.

•	On September 12, 2019, Permit and Hestia sent a private letter to the Board, requesting to arrange a meeting with the full Board as soon as possible. In the letter, Permit and Hestia also urged the Company to aggressively repurchase stock, request Board members to personally buy stock and better align Board-level pay with performance.

•	On September 26, 2019, Permit and Hestia met with Messrs. Bell and Sherman at the Company’s headquarters in Grapevine, Texas. Topics discussed included the Company’s turnaround efforts, changes to the Board, and capital allocation. Permit and Hestia suggested the Company needed someone with expertise in finance and/or capital allocation and suggested it would be helpful to have Permit and Hestia involved in the Board’s refreshment plan.

•	From September 17, 2019 to September 27, 2019, five directors purchased almost 97,000 shares, representing the first purchases made by any of the eleven directors in over nine years.

•	On October 15, 2019, Permit and Hestia filed a Schedule 13D with the Securities and Exchange Commission (the “SEC”) disclosing a 5.1% ownership position in GameStop.

•	From October through December 2018, Permit and Hestia had several calls and emails with Mr. Sherman regarding a possible Board refreshment. Permit and Hestia suggested that a stockholder representative be added to the Board, one with significant ownership interest in the Company. Mr. Sherman indicated different skillsets were being considered but suggested Ms. Dunn would be re-nominated if the Cooperation Agreement were extended. Mr. Sherman offered to have Permit and Hestia review the Company’s list of potential Board candidates but would not consider adding a representative from Permit or Hestia to the Board and would not commit to the timing or level of Board changes. Permit and Hestia did not believe their input would be meaningfully considered, given their lack of input with respect to the appointment of Mr. Fernandez to the Board, or the Board’s commitment to a meaningful Board change and declined Mr. Sherman’s offer.

•	On December 11, 2019, GameStop filed its third quarter fiscal 2019 results, revising their guidance downward but disclosing the repurchase of 22.6 million shares. The Company also listed its corporate jet as a $12.8 million asset held for sale. Permit and Hestia had a phone conversation with Messrs. Bell, Cerny and Sherman thereafter to discuss the downward guidance. Management indicated that deficiencies in the Company’s forecasting tools had been addressed.

•	On December 13, 2019, Permit and Hestia had a phone conversation with Mr. Cerny to discuss the new console launches for PlayStation and Xbox and their concerns over the Company’s liquidity.

•	Also on December 13, 2019, Permit and Hestia filed Amendment No. 1 to its Schedule 13D with the SEC disclosing a 7.5% ownership position in GameStop.

•	On January 15, 2020, Permit and Hestia had a phone conversation with Messrs. Bell, Cerny and Sherman regarding the Company’s further revision of guidance. Mr. Sherman also asked for Hestia and Permit’s input on the Board’s possible refreshment and indicated that the Company was reaching out to other stockholders for their input. Mr. Broderick said that the Company should put Mr. Broderick or Mr. Wolf on the Board.

•	On February 26, 2020, Messrs. Broderick and Wolf had a call with Ms. Dunn. On the call, Messrs. Broderick and Wolf asked whether Ms. Dunn knew whether she would be reappointed to the Board, to which Ms. Dunn said she had been told she would.

•	On March 9, 2020, three days before the expiration of the Cooperation Agreement, the Board appointed three new directors to the Board. In conjunction with the new appointments, four incumbent directors, Daniel A. DeMatteo, Steven R. Koonin, Gerald R. Szczepanski and Mr. Zilavy, announced their intention to not stand for re-election at the Annual Meeting. Two incumbent directors, Jerome Davis and Thomas Kelly, announced their intention to not stand for re-election at the Company’s 2021 Annual Meeting.

•	On March 9, 2020, following the release of the Company’s changes to the Board, the Company contacted Permit and Hestia to discuss the recent Board changes.

•	On March 10, 2020, Permit and Hestia had a phone conversation with Mr. Sherman. Permit and Hestia stressed the need to add a stockholder representative to the Board. Mr. Sherman indicated that the Board had not seriously considered Permit and Hestia’s recommendation because they did not believe that the skills of a stockholder were a top priority for the Board but would take that suggestion back to the Board.

•	On March 12, 2020, the standstill provisions included in the Cooperation Agreement expired. Permit and Hestia sent a public letter to the Board, responding to the recent Board refreshment and urging the Board to appoint a stockholder representative to the Board. Permit and Hestia set forth a number of examples where the Board appeared to only take action after persistent stockholder pressure, including undertaking cost savings measures, a stock buyback, an attempt to sell the corporate jet and Board refreshment. Permit and Hestia argued the Board needed the addition of a stockholder to avoid delays in Board action. Later on March 12, 2020, Permit and Hestia spoke with Mr. Sherman regarding their public letter and the need for a stockholder representative on the Board. Mr. Sherman said that he would speak to the Board and get back to Hestia and Permit. He also said all future communications would also involve at least one independent director.

•	On March 16, 2020, Hestia delivered a letter to the Company, demanding the inspection of certain stockholder list materials and related information pursuant to Section 220 of the Delaware General Corporation Law.

•	On March 23, 2020, Permit and Hestia delivered a letter (the “2020 Nomination Letter”) to the Company, in accordance with its organizational documents, nominating Mr. Wolf, the Managing Partner of Hestia LLC and Paul Evans, a seasoned public company Chief Financial Officer and board member for election to the Board at the Annual Meeting.

•	Also on March 23, 2020, Permit and Hestia issued a press release and an open letter to the stockholders of the Company announcing the delivery of the 2020 Nomination Letter and the need for the Board to add stockholder-nominated voices to replace two lame duck directors who had already agreed to step off the Board at the 2021 Annual Meeting. Permit and Hestia argued that further changes in the boardroom were needed to reverse the Company’s history of value destruction, strategic missteps and corporate governance failures.

•	On March 27, 2020, Permit and Hestia had a phone conversation with Messrs. Bell, Cerny and Sherman about the Company’s quarterly results. There was no discussion of Hestia’s nomination or the Board, more broadly. At the end of the call, Mr. Cerny said that Permit and Hestia could have a follow-up call with him to continue addressing questions.
•	On March 30, 2020, Mr. Cerny responded back to Hestia and Permit’s request for a follow-up conversation stating that, “As I’m sure you can understand, given the current environment, we are not taking additional calls at this time.”
•	On April 3, 2020, Permit and Hestia filed their preliminary proxy with the SEC.
•	On April 6, 2020, Permit and Hestia reached out to Mr. Sherman by email asking him to forward a message to the Board, reiterating Permit and Hestia’s desire to find a positive resolution to avoid a proxy contest.
•	On April 9, 2020, Mr. Sherman responded back and a call was arranged for April 14, 2020.
•	On April 14, 2020, Mses. Vrabeck, Dunn and Teffner and Messrs. Sherman, Broderick and Wolf had a conference call. On the call, Permit and Hestia proposed that a reasonable settlement option would be to expand the Board by one, add Messrs. Wolf and Evans, and allow the Board to choose one member to step down. In response, Ms. Vrabeck stated that they believed the best resolution was for Permit and Hestia to support the Company’s slate. Messrs. Broderick and Wolf expressed their concern with this response and indicated that it reaffirmed the need for stockholder representation. Mr. Wolf noted that they were close to filing a definitive proxy statement but would delay if the Company felt they could come back with a meaningful settlement proposal. Ms. Vrabeck said she believed there was potential to work on something and that they would get back to Permit and Hestia within 24 hours.

•	Later on April 14, 2020, Ms. Dunn reached out to Mr. Broderick and asked if Permit/Hestia would agree to put Mr. Evans on the Board. Mr. Broderick said that was a non-starter and that Mr. Wolf needed to go on to the Board as a stockholder representative. Ms. Dunn responded that the Board would never approve of Mr. Wolf going on to the Board and asked hypothetically whether Mr. Broderick would want to go on the Board instead. Mr. Broderick indicated that the Stockholder Group’s strong preference was for Mr. Wolf to go on the Board. Ms. Dunn then asked if Permit/Hestia would accept being able to put two nominees on the Board, so long as Mr. Wolf was not one of them. Mr. Broderick said Permit/Hestia felt adding a stockholder to the Board was the most critical aspect of their request for Board change, but in the spirit of cooperation would potentially consider adding two candidates, selected by Permit/Hestia, who would be very strong stockholder advocates as a less desirable, but potentially acceptable, compromise.
•	On April 15, 2020, Mr. Sherman emailed Messrs. Broderick and Wolf to arrange a follow-up call on April 17, 2020. In response, Mr. Wolf welcomed the outreach but encouraged the Board to move more swiftly as time was of the essence.
•	On April 17, 2020, a call was scheduled with Mses. Vrabeck, Dunn and Teffner and Messrs. Sherman, Broderick and Wolf. On the call, Ms. Vrabeck indicated that the Company was not prepared to make a proposal for settlement to the Stockholder Group and would get back to the Stockholder Group by April 22, 2020.

REASONS FOR THE SOLICITATION

We Believe the GameStop Board Needs the Addition of Stockholder Nominated Directors

Like many of you, we are long-suffering, dedicated stockholders that believe GameStop can have a prosperous future. However, we believe the Board has underperformed for years and GameStop’s underlying value will only be realized if stockholder-nominated directors are added to the Board to replace two of GameStop’s long-serving Board members.

Neither Hestia nor Permit are “activist” investors, rather, we have been stockholders in GameStop for a long time - long enough that we can no longer remain quiet while stockholder value continues to decline. Today, GameStop’s stock trades near its all-time low and the Company’s Senior Notes have recently traded at more than a 30% discount to par.

We believe GameStop has a collection of strategically important assets, including its strong brand in gaming; its unique position as the physical community hub for gamers in many countries; its highly knowledgeable, dedicated and influential employees; a key position in the buy/sell/trade gaming ecosystem; millions of loyal PowerUpRewards members; and the highly successful Game Informer Magazine. Despite the quality of these assets, shareholder returns have been abysmal.

The Board Has Overseen GameStop’s Significant Underperformance Relative to Peers and the Market

Over the past five-years, GameStop’s total shareholder returns have significantly underperformed GameStop’s hand-picked peers, the S&P 500 Index and the Dow Jones Specialty Retail Index.

Consider this: $100 invested on January 30, 2015, in GameStop stock would have been worth just $14.64 on January 31, 2020. By contrast, $100 invested in the Dow Jones Specialty Retail Index during that same period would have been worth $193.73.

Fiscal Year End	1/30/2015	1/29/2016	1/27/2017	2/2/2018	2/1/2019	1/31/2020
GameStop Corp.	$100.00	77.09	75.38	54.07	41.41	14.64
S&P 500 Index	$100.00	99.33	120.04	147.44	147.35	179.10
Dow Jones Specialty Retail Index	$100.00	103.02	119.63	153.96	176.49	193.73

Source: GameStop Corp. 10K for fiscal year end 2019

We Believe the Board has Been Reactive Rather Than Proactive.

We believe one key reason for these massive losses is the Board’s slow response to a changing gaming and retail environment. In fact, in our view, the Board has been so slow to act that major changes only occur when stockholders pressure the Board.

Recent Stockholder Demands	Company Response
May 16, 2018: Julian Robertson’s Tiger Management sends open letter urging the Board to undertake a strategic review, and specifically sell the Technology Brands division (among other changes)	January 16, 2019: GameStop sells Spring Mobile (the major business within Technology Brands) for $700M
February 12, 2019: Hestia writes a public letter to the Board, urging it to seek efficiencies and cost savings in SG&A (among other changes)	April 2, 2019: GameStop announces that it will undertake an effort to achieve operating profit improvements of approximately $100M

March 13, 2019: Permit and Hestia write a public letter to the Company urging the Board to add new directors with the requisite skills to help lead GameStop’s turnaround efforts

March 28, 2019: Permit and Hestia nominate four highly qualified candidates to GameStop's Board

April 24, 2019: GameStop appoints Raul Fernandez and Liz Dunn to its Board

February 12, 2019: Hestia’s public letter urges the Company to repurchase a meaningful amount of stock through a tender offer, noting the Company is severely undervalued

June 6, 2019: Permit and Hestia send a private letter to the Board regarding poor performance, urging the Company to repurchase shares in the wake of a precipitous stock price decline after the Company reported weak results and eliminated its dividend

June 10, 2019: Company announces intent to launch a tender offer for up to 12 million shares of its stock. The Company ultimately repurchases 12 million shares for $62.4M

July 22, 2019: Permit and Hestia write an email to the Company stating that, "(s)o long as the company continues to own, and regularly use, a corporate jet, it is hard for stockholders to believe that their interests are being taken seriously."

December 11, 2019: Company files its third quarter 2019 10-Q, listing its corporate jet as a $12.8M asset held for sale, after taking a $7.7M impairment on the asset, as of November 2, 2019. The previous 10-Q, which covered the period ending August 3, 2019, did not list the jet as an asset held for sale

August 16, 2019: Well-regarded investor (and 3% GameStop stockholder) Michael Burry sends a public letter to the Board urging the Company to complete its remaining $237.6M share buyback authorization	December 11, 2019: Company files its third quarter 2019 10-Q, showing the repurchase of 22.6M shares at an average price of $5.11 between September 1, 2019 and November 2, 2019

September 12, 2019: Permit and Hestia send a private letter to the Board, urging Board members to purchase shares individually to "fulfill the obligations set forth under the Company's stock ownership guidelines" and to "reinforce the Board's confidence in the future."

September 20 - September 30, 2019: Five Directors purchase almost 97,000 shares between September 17 and September 27, 2019; representing the first purchases by any of the current eleven directors in over nine years
April 2019 - Present: During the span of Permit and Hestia's Agreement, we have repeatedly called on the Board to engage with stockholders to refresh the Board to avoid the likelihood that stockholders pursue a proxy fight in order to drive needed change	March 9, 2020: Three days before Permit and Hestia's Agreement is set to expire, the Board announces plans to add three new directors and have four long-tenured directors retire. Two additional directors have agreed to leave the Board over the following 16 months, essentially creating three open vacancies on the Board

The Board’s history of reactive, belated decision making is particularly concerning given the particularly challenging current environment for retailers, broadly, and GameStop specifically.

We are Concerned with the Board’s Independent Oversight

Between September 2019 and January 2020, the Company reduced its guidance three times in just four months. In our view, GameStop and its Board have demonstrated a remarkable inability to forecast the business, control costs, allocate capital and manage the balance sheet. The most recent example is extremely disturbing. On January 13, 2020, just 19 days ahead of the Company’s fiscal year end on February 1, 2020, the Company issued a press release forecasting, “total cash and liquidity, including availability under the revolving line of credit, at the end of the fiscal year to be approximately $900 million.” However, when the Company published its actual results for fiscal 2019, management disclosed in its Form 10-K filed on March 27, 2020, that GameStop had just $770 million of total liquidity as of February 1, 2020. Perhaps worse, management offered no public explanation of, or transparency into, why the Company – just 19 days before the fiscal year end – miscalculated its liquidity by approximately $130 million.

In today’s environment, GameStop’s number one priority should be liquidity management, which makes the inability to accurately forecast the Company’s cash availability very troubling. More generally, we are fearful that management’s planning and forecasting deficiencies will hamper the Company’s ability to manage through the COVID-19 crisis and effectively develop and execute a new strategy.

Why has the Board not intervened and insisted upon better financial forecasting and controls? We believe this Board needs to explain to stockholders why costs remain so high, why closing stores at a slow and steady pace makes sense, and why it was a good idea for management to fly around the world on a luxury company-owned corporate jet in 2019 all while employees were fired, the dividend was eliminated, profitability plummeted, and the stock price collapsed.

In short, a well-functioning board needs to play a strong, central role in reviewing financial models, stress testing the balance sheet under various scenarios, and aiding management in developing contingency plans for operations and the organization as a whole.

GameStop’s long history of poor financial modeling and expense management gives us no confidence that this Board, even with the recent addition of three new directors, is capable of robust, independent oversight.

GameStop Needs to Reduce its Bloated Cost Structure

As seismic shifts in gaming, retailing and social interactions rapidly change the macro environment, there is simply no room for a bloated cost structure. Unlike its specialty retail peers, however, GameStop’s SG&A costs as a fraction of gross profit have soared over the last ten years.

Source: Bloomberg

In a public letter to the Board on February 12, 2019, we called upon the Board to examine efficiencies and cost savings in SG&A. In April 2019, the Board responded by announcing a cost savings plan that, in our opinion, did not go far enough. Once again, we believe this is clear evidence that the Board cannot - or perhaps will not - make the tough decisions necessary to fix GameStop without new directors in the boardroom who have been nominated by stockholders, including a stockholder representative with significant capital at risk who has repeatedly pressed the Board on these issues.

GameStop Needs a Thoughtful Capital Allocation Plan

We believe that the Board has a terrible track record of allocating capital.

From February 2, 2013 through January 28, 2017, the Board repurchased approximately 22.9 million shares at an average price of $37.94.  Yet, as the Company’s share price declined from $24.44 on February 1, 2017 to $5.02 on June 7, 2019, the Board did not repurchase a single share of stock.  Instead, during such period, the Board invested significant amounts of capital into building its non-core Spring Mobile business, which was ultimately sold.

More recently, the Company has retired over $50 million of its March 2021 Senior Notes at an average price above par and created a significant dislocation in the stockholder base by terminating its quarterly dividend. We believe the latter decision contributed to the stock plummeting more than 35% in the next day of trading.

With the stock and debt trading today at substantial discounts to fair value, it is difficult to trust that the current Board will properly examine the risks and rewards presented by these price dislocations.

We Believe Our Nominees are Better Able to Help GameStop

GameStop needs Board members who are better aligned with stockholders, can help guide the business through these difficult times and can do so with a sense of urgency.

Three long-tenured independent directors (Mr. Kelly, Mr. Davis and Ms. Vrabeck) have been re-nominated to the Board despite overseeing more than $2.5 billion of value destruction over the past five years. Not only do we believe these directors lack the relevant skills needed to restore GameStop to its rightful place atop the gaming industry, they have very little economic interest tied to the Company’s ultimate success or failure.

During Mr. Davis’ 14-year tenure on the Board, he has purchased a total of 890 shares (in 2006) and sold 38,900 shares (worth $1,479,639) that were granted to him as part of his annual compensation. Based on our review of SEC filings, it does not appear that Mr. Kelly has ever purchased stock during his 8 years of being on the Board, and Ms. Vrabek only recently acquired 20,000 shares during her 8-year tenure after we urged directors in a private letter to purchase stock.

If our candidates are elected, they will bring a stockholder mindset and commitment to act with urgency and focus to address the challenges that will be presented over the next 12 months, including uncertainties posed by COVID-19, the Company’s excessive cash consumption, the need to sell non-core assets in a difficult financial market, a significant debt refinancing, the exploration of real estate sale-leaseback transactions, potential liquidity issues, and the implementation of new strategic initiatives and investments for the future.

We do not believe the incumbent directors, nor the three new directors recently added to the Board that were handpicked by long-serving directors, are likely to change the trajectory of GameStop’s stock price or future. They have had their time and have failed stockholders.

We Have Nominated Two Strong Director Candidates.

One of our nominees is Kurt Wolf, the Managing Partner of Hestia LLC, a value-oriented investment firm that he founded in January 2009. Mr. Wolf beneficially owns approximately 2.1% of the outstanding stock and is serving as the representative of the Stockholder Group that beneficially owns, in the aggregate, approximately 7.4% of the outstanding stock. Mr. Wolf will bring a much-needed stockholder voice into the boardroom, along with a strong financial, capital allocation and corporate strategy background through his over 20 years of working in a variety of financial, investing and operating roles.

Our other nominee is Paul Evans, a seasoned public company Chief Financial Officer and board member who has built a reputation as a well-regarded financial executive and turnaround operator in a variety of industries. His ability to challenge assumptions and build consensus in boardrooms, while maintaining financial discipline and management accountability, will be invaluable to GameStop. Detailed biographies for both nominees are included under Proposal No. 1.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board is currently composed of fourteen (14) directors, each with a term expiring at the Annual Meeting, ten (10) of whom will be up for re-election at the Annual Meeting. Hestia LP has nominated two (2) independent, highly-qualified Nominees for election to the Board to replace two (2) incumbent directors. If elected, our Nominees will constitute a minority of the Board and there can be no guarantee that the Nominee will be able to implement the actions that they believe are necessary to unlock stockholder value. However, we believe the election of our Nominees is an important step in the right direction for enhancing long-term value at the Company.

We believe the current Board intends to nominate ten (10) candidates for election as directors at the Annual Meeting with terms expiring at the 2021 Annual Meeting. This Proxy Statement is soliciting proxies to elect our Nominees as directors in opposition to two of the incumbent directors. Stockholders who vote on the enclosed WHITE proxy card will also have the opportunity to vote for the candidates who have been nominated by the Company other than [_____] and [_____]. Stockholders will therefore be able to vote for the total number of directors up for election at the Annual Meeting. The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five (5) years of each of the Nominees. The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company are set forth above in the section entitled “Reasons for the Solicitation” and below. This information has been furnished to us by the Nominees. Both of the Nominees are citizens of the United States.

Paul J. Evans, age 52, has served as a Senior Managing Director at the Dillon Kane Group, a privately-held group of affiliated companies that invests in, builds, and revitalizes technology solution businesses, since October 2019 and as an independent consultant since October 2015. Previously, Mr. Evans served as the Interim Chief Executive Officer at Hill International, Inc. (“Hill”) (NYSE: HIL), a provider of program management, project management, construction management and other consulting services, from May 2017 to October 2018, where he has also served as a director since August 2016. From January 2012 to October 2015, Mr. Evans served in a variety of roles at the MYR Group Inc. (“MYR”) (NASDAQ: MYRG), a holding company of specialty electrical construction service providers that service the electrical infrastructure industry, including as Vice President, Chief Financial Officer and Treasurer, President of MYR Real Estate Company and MYR’s Principal Financial and Chief Accounting Officer. Prior to that, Mr. Evans served as the Chief Executive Officer of Conex Energy Corporation, a privately-held company that developed renewable energy projects, from February 2010 to December 2011. Mr. Evans served as the Treasurer and Corporate Officer at NorthWestern Energy, an energy service provider assisting customers in Montana, South Dakota and Nebraska, from 2002 until 2009. Prior to that, Mr. Evans served as the Vice President of Finance at Duke Energy North America, a subsidiary of Duke Energy (NYSE: DUK), an electric power holding company, from 2001 to 2002. Mr. Evans served as Executive Director of Finance at NRG Energy, Inc. (NYSE: NRG), an integrated power company, from 1996 to 2001. Mr. Evans served as a Senior Staff Auditor at McLane Company, Inc., a wholesale supply chain service company, from 1993 to 1995. In addition to his public board service at Hill, Mr. Evans has served on the board of Sevan Multi-Site Solutions, a privately held company that assists multi-site program management and various construction services, since February 2020. Mr. Evans is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants. Mr. Evans received a B.B.A. in Accounting from Stephen F. Austin State University and a Masters of International Management from Thunderbird School of Global Management.

We believe that Mr. Evans’ extensive executive, financial and accounting experience as well as public company board experience would make him a valuable addition to the Board.

Kurtis J. Wolf, age 47, has served as the Managing Member and Chief Investment Officer of Hestia LLC, a deep value hedge fund that he founded, since January 2009. From March 2007 to November 2008, Mr. Wolf worked as a Senior Analyst at First Q Capital, LLC, a hedge fund that invested in public companies which had previously been backed by venture capital or private equity firms. From January 2006 to February 2007, Mr. Wolf served as co-Founding Partner at Lemhi Ventures LLC, a health care services-focused venture capital incubator. Mr. Wolf previously was co-Founding Partner at Definity Health Corporation, a leading player in the consumer-driven health care space, which was acquired by UnitedHealth Group Inc. (NYSE: UNH) in December 2004. After the acquisition, from April 2005 through January 2006, Mr. Wolf served as Director, Corporate Development for UnitedHealth Group Inc.'s Definity Health Corporation subsidiary. Prior to Definity Health Corporation being acquired, from September 1998 to January 2000, he served as its co-Founding Partner, primarily focusing on finance and strategy. Between his two periods at Definity Health Corporation, Mr. Wolf served as an Analyst at Relational Investors LLC, an activist hedge fund, from June 2002 to December 2004. Previously, he was a co-Founding Partner and Consultant at Lemhi Consulting, an entity related to Definity Health Corporation, from September 1998 to January 2000. Mr. Wolf also has experience working as a consultant both with Deloitte Consulting from September 1995 until September 1998 and The Boston Consulting Group during the summer of 2001. Previously, Mr. Wolf served as a Director of Edgewater Technology, Inc., a business and IT consulting firm, from February 2017 until it became part of Alithya Group Inc. (NASDAQ: ALYA) in November 2018. Mr. Wolf earned an M.B.A. from the Stanford Graduate School of Business and a B.A. from Carleton College.

We believe that Mr. Wolf’s extensive financial expertise, strong background in strategy consulting and corporate strategy, and experience as a board member would make him a valuable addition to the Board. In addition, Mr. Wolf will bring a stockholder mindset to the Board, as the beneficial owner of over 2.1% of the outstanding stock.

Mr. Evans’ principal business address is c/o Dillon Kane Group, 222 South Riverside Plaza, Suite 2800, Chicago, Illinois 60606. Mr. Wolf’s principal business address is 175 Brickyard Rd, Suite 200, Adams Township, Pennsylvania 16046.

As of the date hereof, Mr. Evans directly beneficially owns 5,000 shares of Common Stock. Such shares of Common Stock were purchased with personal funds in the open market. For information regarding transactions in securities of the Company during the past two years by Mr. Evans, please see Schedule I.

As of the date hereof, Mr. Wolf is deemed to beneficially own 21,400 shares of Common Stock that are beneficially owned in the aggregate directly by Mr. Wolf and his wife and held in various trusts for the benefit of his children. Such shares of Common Stock were purchased with personal funds in the open market. For information regarding transactions in securities of the Company during the past two years by Mr. Wolf and his wife and the trusts, please see Schedule I. Mr. Wolf, by virtue of his relationship with Hestia LLC and its affiliates described elsewhere in this Proxy Statement, may be deemed the beneficial owner of the 1,301,100 shares of Common Stock beneficially owned in the aggregate by Hestia LLC and its affiliates. For information regarding transactions in securities of the Company during the past two years by Hestia LLC and its affiliates, please see Schedule I.

Hestia LP and Permit Enterprise have entered into a letter agreement with Mr. Evans pursuant to which Hestia LP and Permit Enterprise and each of their respective affiliates have agreed to indemnify Mr. Evans against certain claims arising from the solicitation of proxies from the Company’s stockholders in connection with the Annual Meeting and any related transactions. For the avoidance of doubt, such indemnification does not apply to any claims made against Mr. Evans in his capacity as a director of the Company, if so elected.

Hestia, Permit, Mr. Dukoff and Mr. Evans (collectively, the “Group”) entered into a Joint Filing and Solicitation Agreement in which, among other things, (i) the Group agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company, (ii) the Group agreed to solicit proxies for the election of the Nominees, or any other person(s) nominated by Hestia LP, to the Board at the Annual Meeting (the “Solicitation”), (iii) the Group agreed to take all other action the Group deems necessary or advisable to achieve the foregoing, and (iv) Hestia and Permit agreed to share all expenses equally incurred in connection with the Group’s activities, subject to certain limitations.

The Nominees may be deemed to be a member of a “group” with the other Participants for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and accordingly, the Group may be deemed to beneficially own, in the aggregate, 4,781,831 shares of Common Stock. For information regarding purchases and sales of securities of the Company during the past two years by the Participants in this Solicitation, see Schedule I.

Hestia LP believes that each Nominee presently is, and if elected as a director of the Company, each of the Nominees would qualify as, an “independent director” within the meaning of (i) applicable New York Stock Exchange (“NYSE”) listing standards applicable to board composition and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. Notwithstanding the foregoing, Hestia LP acknowledges that no director of an NYSE listed company qualifies as “independent” under the NYSE listing standards unless the board of directors affirmatively determines that such director is independent under such standards. Accordingly, Hestia LP acknowledges that if any Nominee is elected, the determination of the Nominee’s independence under the NYSE listing standards ultimately rests with the judgment and discretion of the Board. No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

Mr. Evans granted Kurtis J. Wolf and John C. Broderick a power of attorney to execute certain SEC filings and other documents in connection with the Solicitation.

Other than as stated herein, and except for compensation received by Mr. Wolf as the Managing Member and Chief Investment Officer of Hestia LLC, there are no arrangements or understandings between the Stockholder Group and the other Participants or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of GameStop if elected as such at the Annual Meeting. None of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

We do not expect that any of the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve, or for good cause will not serve, the shares of Common Stock represented by the enclosed WHITE proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under GameStop’s organizational documents and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to its organizational documents or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under GameStop’s organizational documents and applicable law. In any such case, shares of Common Stock represented by the enclosed WHITE proxy card will be voted for such substitute nominee(s). Hestia LP reserves the right to nominate additional person(s), to the extent this is not prohibited under GameStop’s organizational documents and applicable law, if GameStop increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting. Additional nominations made pursuant to the preceding sentence are without prejudice to our position that any attempt to increase the size of the current Board or to classify the Board constitutes an unlawful manipulation of GameStop’s corporate machinery.

WE STRONGLY URGE YOU TO VOTE “FOR” THE ELECTION OF THE NOMINEES ON THE ENCLOSED WHITE PROXY CARD

PROPOSAL NO. 2

ADVISORY VOTE ON NAMED EXECUTIVE OFFICERS’ COMPENSATION

As discussed in further detail in the Company’s proxy statement, the Company is asking stockholders to approve, on an advisory basis, the compensation of the Company’s named executive officers as described under “Compensation Discussion and Analysis” in the Company’s proxy statement and the related executive compensation tables, notes and narrative. Accordingly, the Company is asking stockholders to vote for the following resolution:

“RESOLVED, that the Company’s stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company’s Proxy Statement for the 2020 annual meeting of stockholders pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the 2019 Summary Compensation Table and the other related tables and disclosure.”

As discussed in the Company’s proxy statement, while the vote on the executive compensation resolution is non-binding, the Compensation Committee and the Board value the views of GameStop stockholders and will take the outcome into account when considering future compensation decisions affecting the Company’s named executive officers.

We believe that the Company’s executive compensation is not properly aligned with stockholder interests.

Short-Term Incentive (STI) targets

We are concerned with the Company’s Short-Term Incentive (STI) targets. In 2019, one of the Company’s four performance measures was the successful completion of the Tulsa Gaming Entertainment Center Test. We believe that completing these tests should have been a routine part of their job, not an accomplishment worthy of a bonus.

Also in 2019, management received a 196% payout for G&A cost savings. Given that management did not sell their corporate jet by year end and appeared to continue to frequently use it through much of 2019, we do not believe their efforts to reduce unnecessary costs deserved a bonus, let alone a 196% achievement award.  Furthermore, SG&A as a percentage of Revenue and Gross Profit increased from 86% and 24.9%, respectively, in fiscal 2018 to 101% and 29.8%, respectively, in fiscal 2019, which shows that management failed to reduce SG&A as quickly as the overall business was shrinking.  As such, we believe the formula used to established this goal appears to have been fundamentally flawed; rewarding management for what we believe to be meaningful underperformance with respect to cost cuts.

As a result of these two accomplishments, management was deemed to have earned 49.33% of their short-term cash bonus, despite their significant underperformance on two metrics that we believe are more closely aligned with stockholders: They delivered $73.3 million in operating income, compared to their target of $253 million, and they delivered free cash flow of $(77.6) million versus their target of $240 million.

Overall Compensation

Despite the stock being down 65.8% during fiscal 2019 (from $11.24 on February 1, 2019 to $3.84 at market close on January 31, 2020), named executive officers (“NEOs”) were paid over $33.5 million in fiscal 2019, representing 13.6% of the Company’s market cap of $246.9 million as of fiscal year end. We believe this is extremely excessive given the Company’s persistently poor stock price performance.

For these reasons, we intend to vote AGAINST this proposal.

WE RECOMMEND A VOTE “AGAINST” THE APPROVAL OF THE NON-BINDING ADVISORY RESOLUTION ON THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS AND INTEND TO VOTE OUR SHARES “AGAINST” THE APPROVAL OF THE NON-BINDING ADVISORY RESOLUTION ON THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS.

PROPOSAL NO. 3

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Company has proposed that the stockholders ratify the Audit Committee’s appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the fiscal year ending January 30, 2021. According to the Company’s proxy statement, if the selection is not ratified, the Audit Committee will reconsider its selection of Deloitte & Touche LLP for future years. Additional information regarding this proposal is contained in the Company’s proxy statement.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR ITS FISCAL YEAR ENDING JANUARY 30, 2021 AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

VOTING AND PROXY PROCEDURES

Stockholders are entitled to one vote for each share of Common Stock held of record on the Record Date with respect to each matter to be acted on at the Annual Meeting. Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Stockholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date. Based on publicly available information, the Stockholder Group believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Common Stock.

Shares of Common Stock represented by properly executed WHITE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees, AGAINST the approval of the non-binding advisory resolution on the compensation of the Company’s named executive officers, FOR the ratification of Deloitte & Touche LLP as the Company’s as the independent registered public accounting firm of the Company for the fiscal year ending January 30, 2021, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting, as described herein.

The Board is currently composed of fourteen (14) directors, each with terms expiring at the Annual Meeting. According to the Company’s proxy statement for the Annual Meeting, the current Board intends to nominate ten (10) candidates for election at the Annual Meeting with terms expiring at the 2021 Annual Meeting. This Proxy Statement is soliciting proxies to elect our Nominees as directors in opposition to two of the incumbent directors. Stockholders who vote on the enclosed WHITE proxy card will also have the opportunity to vote for the candidates who has been nominated by the Company other than [_____] and [_____]. Stockholders will therefore be able to vote for the total number of directors up for election at the Annual Meeting. Under applicable proxy rules we are required either to solicit proxies only for our Nominees, which could result in limiting the ability of stockholders to fully exercise their voting rights with respect to the Company’s nominees, or to solicit for our Nominees while also allowing stockholders to vote for fewer than all of the Company’s nominees, which enables a stockholder who desires to vote for our Nominees to also vote for certain of the Company’s nominees. The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting. According to the Company's proxy statement, the holders of a majority of the outstanding shares of Common Stock entitled to vote at the Annual Meeting must be present virtually or by proxy to constitute a quorum.

Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by “broker non-votes” also are counted as present and entitled to vote for purposes of determining a quorum. However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”). Under applicable rules, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals.

If you are a stockholder of record, you must deliver your vote by mail, attend the Annual Meeting virtually and vote, vote by Internet or vote by telephone in order to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum. Brokers do not have discretionary authority to vote on any of the proposals at the Annual Meeting. Accordingly, unless you vote via proxy card or provide instructions to your broker, your shares of Common Stock will count for purposes of attaining a quorum, but will not be voted on the proposals.

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ The Company has adopted a plurality vote standard for contested director elections.  The ten (10) nominees receiving the highest number of affirmative votes will be elected as directors of the Company.  With respect to the election of directors, only votes cast “FOR” a nominee will be counted.  Proxy cards specifying that votes should be withheld with respect to one (1) or more nominees will result in those nominees receiving fewer votes but will not count as votes against the nominees.  Neither an abstention nor a broker non-vote will count as a vote cast “FOR” or “AGAINST” a director nominee.  Therefore, abstentions and broker non-votes will have no direct effect on the outcome of the election of directors.

Advisory Resolution to Approve Executive Compensation ─ According to the Company’s proxy statement, although the vote is non-binding, assuming that a quorum is present, the advisory vote on the Company’s named executive officers’ compensation will be approved if the number of votes cast “FOR” approval of such advisory resolution by holders entitled to vote exceeds the number of votes cast opposing the approval of the advisory resolution.  Therefore, abstentions and broker non-votes will have no direct effect on the approval of the executive compensation program.

Ratification of Appointment of Accountants ─ According to the Company’s proxy statement, assuming that a quorum is present, the selection of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the fiscal year ending January 30, 2021 will be deemed to have been ratified if the number of votes cast “FOR” ratification of the appointment by holders entitled to vote exceeds the number of votes cast opposing the ratification of the appointment.  Therefore, abstentions will have no direct effect on the outcome of this proposal.

If you sign and submit your WHITE proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with the Stockholder Group’s recommendations specified herein and in accordance with the discretion of the persons named on the WHITE proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting virtually (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to the Stockholder Group in care of Saratoga at the address set forth on the back cover of this Proxy Statement or to the Company at 625 Westport Parkway, Grapevine, Texas 76051 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to the Stockholder Group in care of Saratoga at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock. Additionally, Saratoga may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED WHITE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by the Stockholder Group. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet and by advertisements.

We have entered into an agreement with Saratoga for solicitation and advisory services in connection with this solicitation, for which Saratoga will receive a fee of up to $[____], together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Saratoga will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. We have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. We will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Saratoga will employ approximately [__] persons to solicit stockholders for the Annual Meeting.

Hestia and Permit will pay all costs of the solicitation. Hestia and Permit may seek reimbursement from the Company of all expenses it incurs in connection with the solicitation but does not intend to submit the question of such reimbursement to a vote of stockholders of the Company. The expenses incurred by Hestia and Permit to date in furtherance of, or in connection with, the solicitation is approximately $[_____]. Hestia and Permit anticipate that its total expenses will be approximately $[____]. The actual amount could be higher or lower depending on the facts and circumstances arising in connection with any the solicitation.

ADDITIONAL PARTICIPANT INFORMATION

The Participants in this proxy solicitation are Hestia, Permit, the Nominees and Mr. Dukoff. The principal business of Hestia LP is investing in securities and engaging in all related activities and transactions. The principal business of Hestia LLC is serving as the general partner of Hestia LP and the investment manager of certain separately managed accounts (the “SMAs”). Mr. Wolf’s principal occupation is serving as the Managing Member and Chief Investment Officer of Hestia LLC. The principal business of Permit Enterprise is investing in securities and engaging in all related activities and transactions. The principal business of Permit LLC is serving as the investment manager of Permit Enterprise. The principal business of Permit GP is serving as the general partner of Permit Enterprise. Mr. Broderick’s principal occupation is serving as the general partner of Permit GP. Mr. Dukoff’s principal occupation is serving as a financial consultant. Messrs. Broderick and Dukoff are citizens of the United States of America.

The address of the principal office of each of the members of Hestia is 175 Brickyard Rd, Suite 200, Adams Township, Pennsylvania 16046. The address of the principal office of each of the members of Permit is 100 Front Street, Suite 900, West Conshohocken, Pennsylvania 19428. The address of the principal office of Mr. Dukoff is 212 West 91st Street, New York, New York 10024.

As of the date hereof, Hestia LP beneficially owns directly 906,600 shares of Common Stock. Hestia LLC, as the general partner of Hestia LP, may be deemed to beneficially own the 906,600 shares of Common Stock directly owned by Hestia LP and an additional 394,500 shares of Common Stock held in the SMAs. Mr. Wolf, as the Managing Member of Hestia LLC, may be deemed to beneficially own the 906,600 shares of Common Stock directly owned by Hestia LP and an additional 394,500 shares of Common Stock held in the SMAs. In addition, Mr. Wolf is deemed to beneficially own 21,400 shares of Common Stock that are beneficially owned directly by Mr. Wolf, his wife and various trusts for the benefit of his children.

As of the date hereof, Permit Enterprise beneficially owns directly 2,828,536 shares of Common Stock. Permit GP, as the general partner of Permit Enterprise, may be deemed to beneficially own the 2,828,536 shares of Common Stock directly owned by Permit Enterprise. Permit LLC, as the investment manager of Permit Enterprise, may be deemed to beneficially own the 2,828,536 shares of Common Stock directly owned by Permit Enterprise. John C. Broderick, as a Partner of Permit LLC with sole voting and dispositive power over such shares, may be deemed to beneficially own the 2,828,536 shares of Common Stock directly owned by Permit Enterprise. In addition, Mr. Broderick beneficially owns directly 576,645 shares of Common Stock, which includes 3,825 shares of Common Stock that are beneficially owned directly by his wife.

As of the date hereof, Mr. Dukoff beneficially owns directly 49,150 shares of Common Stock.

Each Participant in the Solicitation may be deemed to be a member of a “group” with the other Participants for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 4,781,831 shares of Common Stock owned in the aggregate by all of the Participants. Each Participant disclaims beneficial ownership of the shares of Common Stock that he or it does not directly own.

The shares of Common Stock purchased by each of Hestia LP, Hestia LLC, Mr. Wolf, Permit Enterprise, Mr. Broderick and Mr. Dukoff were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule I.

Hestia LLC entered into a consulting agreement (the “Consulting Agreement”) with Mr. Dukoff pursuant to which the parties agreed that (i) Mr. Dukoff will provide research assistance in connection with Hestia LLC’s investments, (ii) Mr. Dukoff is strictly prohibited from assigning or subcontracting any of his responsibilities or obligations under the Consulting Agreement, (iii) the terms of the Consulting Agreement will terminate four (4) months after the effective date of the Consulting Agreement, unless earlier terminated by either party and (iv) for all purposes Mr. Dukoff will operate as an independent contractor of Hestia LLC. As a fee for providing these sources, Hestia LLC will pay Mr. Dukoff $20 per hour.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past ten (10) years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his, her or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting; (xii) no Participant holds any positions or offices with the Company; (xiii) no Participant has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer; and (xiv) no companies or organizations, with which any of the Participants has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company. There are no material proceedings to which any Participant or any of his, her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten (10) years.

OTHER MATTERS AND ADDITIONAL INFORMATION

The Stockholder Group is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which the Stockholder Group is not aware of at a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed WHITE proxy card will vote on such matters in their discretion.

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of the document to you if you write to our proxy solicitor, Saratoga, at the following address or phone number: 520 8th Avenue, 14th Floor, New York, New York 10018 or call toll free at (888) 368-0379. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address and phone number.

STOCKHOLDER PROPOSALS

Any stockholder who wishes to propose any business to be considered by the stockholders at the 2021 Annual Meeting or who wants to nominate a person for election to the Board at that meeting, other than (i) a proposal for inclusion in the Proxy Statement pursuant to Rule 14a-8 or (ii) pursuant to the proxy access provisions in the Fifth Amended and Restated Bylaws (“Bylaws”), in each case as described below, must provide a written notice that sets forth the specified information described in the Bylaws concerning the proposed business or nominee. To be timely, a stockholder’s notice must be delivered to or mailed and received at the Company’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the Company’s immediately preceding annual meeting, which, with respect to the 2021 Annual Meeting, would be no earlier than the close of business on [_________] and no later than the close of business on [_________]. However, in the event that the date of the 2021 Annual Meeting is more than 25 days before or after [_________], then the notice, to be timely, must be delivered not later than the close of business on the tenth day following the date on which the notice of the date of the meeting is mailed or publicly announced.

Proposals of stockholders pursuant to Rule 14a-8 of the Exchange Act intended to be presented for inclusion in the Company’s proxy materials for the 2021 Annual Meeting must meet the requirements under Rule 14a-8 and be received by the Secretary, at GameStop Corp., 625 Westport Parkway, Grapevine, Texas 76051, no later than [_________]. However, if the date of the 2021 Annual Meeting is more than 30 days before or after [_________], then the deadline for submitting any stockholder proposal for inclusion in the proxy materials relating to such annual meeting will be a reasonable time before the Company begins to print and mail such proxy materials.

Under the proxy access provisions of the Bylaws, stockholders are entitled to nominate and include in the Company’s proxy materials director nominees, provided that the eligibility and procedural requirements specified in the Bylaws, including advance notice requirements, are satisfied. The notice must be delivered to the Secretary at the Company’s principal executive offices, at 625 Westport Parkway, Grapevine, Texas 76051, not less than 120 days nor more than 150 days prior to the first anniversary of the date of the Company’s proxy statement in connection with the most recent annual meeting of stockholder. As a result, any notice given by a stockholder pursuant to the proxy access provisions of the Bylaws with respect to the 2021 Annual Meeting must be received no earlier than the close of business on [_________], and no later than the close of business on [_________]. However, in the event that the date of the 2021 Annual Meeting is more than 30 days before [_________] or more than 60 days after [_________], then the notice, to be timely, must be delivered not earlier than the close of business on the 120th day prior to the date of the 2021 Annual Meeting and not later than the close of business on the later of (x) the 90th day prior to the date of the 2021 Annual Meeting or (y) the 10th day following the day of the first public announcement of the date of the 2021 Annual Meeting.

The complete requirements for submitting a nominee for inclusion in the Company’s proxy materials are set forth in the Bylaws, a copy of which can be obtained upon request directed to the Secretary at the Company’s principal executive offices at the address set forth above or on the Company’s website at http://investor.gamestop.com.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2021 Annual Meeting is based on information contained in the Company’s proxy statement and the Bylaws. The incorporation of this information in this proxy statement should not be construed as an admission by the Stockholder Group that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING BASED ON RELIANCE ON RULE 14A-5(C). THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

Hestia Capital Partners LP

[_________], 2020

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY BY THE PARTICIPANTS DURING THE PAST TWO YEARS

Nature of Transaction	Amount of Securities Purchased/(Sold)	Date of Transaction

Hestia Capital Partners, LP

Sale of Common Stock	(5,000)	06/18/2018
Sale of Common Stock	(5,000)	06/19/2018
Sale of Common Stock	(5,000)	08/21/2018
Sale of Common Stock	(5,000)	08/22/2018
Purchase of Common Stock	5,000	08/29/2018
Purchase of Common Stock	5,000	08/31/2018
Sale of Common Stock	(5,000)	09/05/2018
Purchase of Common Stock	10,000	11/14/2018
Purchase of Common Stock	5,000	11/20/2018
Purchase of Common Stock	5,000	12/21/2018
Sale of Common Stock	(10,000)	01/04/2019
Sale of Common Stock	(5,000)	01/07/2019
Sale of Common Stock	(10,000)	01/18/2019
Purchase of Common Stock	30,000	01/29/2019
Purchase of Common Stock	30,000	02/27/2019
Purchase of Common Stock	10,000	04/15/2019
Purchase of Common Stock	10,000	05/01/2019
Purchase of Common Stock	10,000	05/20/2019
Purchase of Common Stock	10,000	05/29/2019
Purchase of Common Stock	60,000	06/05/2019
Purchase of Common Stock	20,000	06/10/2019
Purchase of Common Stock	20,000	07/05/2019
Purchase of Common Stock	40,000	07/17/2019
Purchase of Common Stock	20,000	07/18/2019
Purchase of Common Stock	20,000	08/01/2019
Purchase of Common Stock	30,000	08/02/2019
Purchase of Common Stock	20,000	08/05/2019
Purchase of Common Stock	20,000	08/12/2019
Purchase of Common Stock	20,000	08/14/2019
Purchase of Common Stock	80,000	08/21/2019
Purchase of Common Stock	80,100	09/11/2019
Purchase of Common Stock	80,000	09/30/2019
Purchase of Common Stock	20,000	10/09/2019
Purchase of Common Stock	40,000	10/10/2019
Purchase of Common Stock	4,000	10/30/2019
Purchase of Common Stock	8,000	10/31/2019
Purchase of Common Stock	58,000	11/13/2019

Purchase of December 2019 Put Option ($6.00 Strike Price)[1]	21,000	12/09/2019
Purchase of December 2019 Put Option ($6.50 Strike Price)[1]	88,000	12/09/2019
Purchase of December 2019 Put Option ($7.00 Strike Price)[2]	16,800	12/09/2019
Purchase of December 2019 Put Option ($5.00 Strike Price)[1]	21,000	12/10/2019
Purchase of December 2019 Put Option ($5.00 Strike Price)[2]	210,000	12/10/2019
Purchase of December 2019 Put Option ($5.50 Strike Price)[2]	176,000	12/10/2019
Purchase of January 2020 Call Option ($8.00 Strike Price)[3]	63,000	12/10/2019
Purchase of December 2019 Put Option ($6.00 Strike Price)[1]	4,000	12/10/2019
Sale of December 2019 Put Option ($7.00 Strike Price)[4]	(16,800)	12/10/2019
Sale of December 2019 Put Option ($6.50 Strike Price)[5]	(88,000)	12/10/2019
Sale of December 2019 Put Option ($5.00 Strike Price)[4]	(210,000)	12/11/2019
Sale of December 2019 Put Option ($5.50 Strike Price)[4]	(176,000)	12/11/2019
Sale of December 2019 Put Option ($6.00 Strike Price)[5]	(25,000)	12/11/2019
Sale of December 2019 Put Option ($5.00 Strike Price)[5]	(21,000)	12/11/2019
Purchase of January 2020 Call Option ($8.00 Strike Price)[3]	21,000	12/11/2019
Sale of January 2020 Call Option ($8.00 Strike Price)[6]	(84,000)	12/11/2019
Sale of Common Stock	(70,000)	12/30/2019
Purchase of Common Stock	21,000	02/11/2020
Purchase of Common Stock	42,000	02/24/2020
Purchase of Common Stock	21,000	02/25/2020
Purchase of Common Stock	21,000	02/26/2020
Purchase of Common Stock	31,500	03/02/2020
Purchase of Common Stock	14,000	04/02/2020
Purchase of Common Stock	14,000	04/03/2020
Sale of Common Stock	(14,000)	04/09/2020
Sale of Common Stock	(14,000)	04/14/2020
Purchase of Common Stock	14,000	04/15/2020

[1]	Represents shares underlying American-style put options purchased in the over-the-counter market. These put options expired on December 13, 2019.

[2]	Represents shares underlying American-style put options purchased in the over-the-counter market. These put options expired on December 20, 2019.

[3]	Represents shares underlying American-style call options purchased in the over-the-counter market. These call options expired on January 17, 2020.

[4]	Represents shares underlying American-style put options sold in the over-the-counter market. These put options expired on December 20, 2019.

[5]	Represents shares underlying American-style put options sold in the over-the-counter market. These put options expired on December 13, 2019.

[6]	Represents shares underlying American-style call options sold in the over-the-counter market. These call options expired on January 17, 2020.

Hestia Capital Management, LLC

(through the Separately Managed Accounts)

Purchase of Common Stock	32,500	02/01/2019
Purchase of Common Stock	7,500	02/27/2019
Purchase of Common Stock	2,500	04/15/2019
Purchase of Common Stock	2,500	05/01/2019
Purchase of Common Stock	2,500	05/20/2019
Purchase of Common Stock	2,500	05/29/2019
Purchase of Common Stock	20,000	06/05/2019
Purchase of Common Stock	5,000	07/05/2019
Purchase of Common Stock	10,000	07/17/2019
Purchase of Common Stock	5,000	07/18/2019
Purchase of Common Stock	5,000	08/01/2019
Purchase of Common Stock	5,000	08/05/2019
Purchase of Common Stock	5,000	08/12/2019
Purchase of Common Stock	5,000	08/14/2019
Purchase of Common Stock	20,000	08/21/2019
Purchase of Common Stock	20,000	09/11/2019
Purchase of Common Stock	50,000	09/30/2019
Purchase of Common Stock	55,500	10/07/2019
Purchase of Common Stock	5,000	10/09/2019
Purchase of Common Stock	15,000	10/10/2019
Purchase of Common Stock	1,000	10/30/2019
Purchase of Common Stock	2,000	10/31/2019
Purchase of Common Stock	17,000	11/13/2019
Purchase of Common Stock	6,000	12/02/2019
Purchase of Common Stock	6,000	12/03/2019
Purchase of Common Stock	12,000	12/04/2019
Purchase of Common Stock	6,000	12/05/2019
Purchase of Common Stock	3,000	12/06/2019
Purchase of December 2019 Put Option ($6.00 Strike Price)[1]	60,000	12/09/2019
Purchase of December 2019 Put Option ($6.50 Strike Price)[1]	25,000	12/09/2019
Purchase of December 2019 Put Option ($7.00 Strike Price)[2]	3,800	12/09/2019
Purchase of December 2019 Put Option ($5.00 Strike Price)[1]	6,000	12/10/2019
Purchase of December 2019 Put Option ($6.00 Strike Price)[1]	1,000	12/10/2019
Purchase of December 2019 Put Option ($5.00 Strike Price)[2]	60,000	12/10/2019
Purchase of December 2019 Put Option ($5.50 Strike Price)[2]	50,000	12/10/2019
Purchase of January 2020 Call Option ($8.00 Strike Price)[3]	18,000	12/10/2019
Sale of December 2019 Put Option ($6.50 Strike Price)[5]	(25,000)	12/10/2019

Sale of December 2019 Put Option ($7.00 Strike Price)[4]	(3,800)	12/10/2019
Sale of December 2019 Put Option ($5.00 Strike Price)[4]	(60,000)	12/11/2019
Sale of December 2019 Put Option ($5.50 Strike Price)[4]	(50,000)	12/11/2019
Sale of December 2019 Put Option ($6.00 Strike Price)[5]	(7,000)	12/11/2019
Sale of December 2019 Put Option ($5.00 Strike Price)[5]	(6,000)	12/11/2019
Purchase of January 2020 Call Option ($8.00 Strike Price)[3]	6,000	12/11/2019
Purchase of Common Stock	47,000	12/11/2019
Sale of January 2020 Call Option ($8.00 Strike Price)[6]	(24,000)	12/30/2019
Sale of Common Stock	(20,000)	12/30/2019
Purchase of Common Stock	6,000	02/11/2020
Purchase of Common Stock	12,000	02/24/2020
Purchase of Common Stock	6,000	02/25/2020
Purchase of Common Stock	6,000	02/26/2020
Purchase of Common Stock	9,000	03/02/2020
Purchase of Common Stock	4,000	04/02/2020
Purchase of Common Stock	4,000	04/03/2020
Sale of Common Stock	(4,000)	04/09/2020
Sale of Common Stock	(4,000)	04/14/2020
Purchase of Common Stock	4,000	04/15/2020

Kurtis J Wolf & Karen D Wolf JTWROS

Purchase of Common Stock	2,000	05/16/2018
Purchase of Common Stock	3,000	05/25/2018
Purchase of Common Stock	4,000	09/12/2019
Purchase of Common Stock	1,500	10/18/2019
Purchase of Common Stock	300	10/30/2019
Purchase of Common Stock	2,000	11/21/2019
Sale of Common Stock	(900)	02/11/2020
Purchase of Common Stock	1,600	02/11/2020

Permit Capital Enterprise Fund, L.P.

Purchase of Common Stock	60	01/29/2019
Purchase of Common Stock	100,000	04/03/2019
Purchase of Common Stock	755	04/03/2019
Purchase of Common Stock	40,000	04/25/2019
Purchase of Common Stock	10,000	05/01/2019
Purchase of Common Stock	40,000	06/11/2019
Purchase of Common Stock	30,000	06/21/2019

Purchase of Common Stock	10,000	06/24/2019
Purchase of Common Stock	20,000	06/24/2019
Purchase of Common Stock	100,000	07/11/2019
Purchase of Common Stock	50,000	07/11/2019
Purchase of Common Stock	50,000	07/17/2019
Purchase of Common Stock	50,000	07/18/2019
Purchase of Common Stock	215	07/18/2019
Purchase of Common Stock	100,000	07/19/2019
Purchase of Common Stock	60,000	07/26/2019
Purchase of Common Stock	40,000	07/30/2019
Purchase of Common Stock	80,000	08/01/2019
Purchase of Common Stock	100,000	08/05/2019
Purchase of Common Stock	50,000	08/14/2019
Purchase of Common Stock	20,000	08/15/2019
Purchase of Common Stock	50,000	08/20/2019
Purchase of Common Stock	800,000	08/21/2019
Purchase of Common Stock	125	08/23/2019
Purchase of Common Stock	200,000	09/12/2019
Purchase of Common Stock	1,250	09/20/2019
Purchase of Common Stock	50,000	10/10/2019
Purchase of Common Stock	1,000	10/10/2019
Sale of Common Stock	(2,250)	12/10/2019
Purchase of Common Stock	2,750	12/11/2019
Sale of Common Stock	(100,000)	03/25/2020
Sale of Common Stock	(125,000)	03/26/2020

John C. Broderick

Purchase of Common Stock	1,000	05/09/2018
Purchase of Common Stock	1,000	05/09/2018
Purchase of Common Stock	6,795	06/26/2018
Purchase of Common Stock	6,535	10/02/2018
Purchase of Common Stock	5,000	02/05/2019
Purchase of Common Stock	2,000	02/12/2019
Purchase of Common Stock	715	02/13/2019
Purchase of Common Stock	1,900	02/15/2019
Purchase of Common Stock	2,700	04/03/2019
Purchase of Common Stock	1,100	04/03/2019
Purchase of Common Stock	2,600	04/03/2019
Purchase of Common Stock	900	04/03/2019
Purchase of Common Stock	2,700	04/03/2019
Purchase of Common Stock	300	04/17/2019
Purchase of Common Stock	1,000	04/17/2019
Purchase of Common Stock	5,949	04/17/2019
Purchase of Common Stock	2,751	04/17/2019
Purchase of Common Stock	10,000	04/18/2019
Purchase of Common Stock	20,000	06/06/2019
Purchase of Common Stock	24,412	07/11/2019
Purchase of Common Stock	5,588	07/11/2019
Purchase of Common Stock	10,000	07/15/2019

Purchase of Common Stock	10,000	07/19/2019
Purchase of Common Stock	400	07/26/2019
Purchase of Common Stock	9,600	07/26/2019
Purchase of Common Stock	10,000	07/30/2019
Purchase of Common Stock	4,758	07/30/2019
Purchase of Common Stock	5,242	07/30/2019
Purchase of Common Stock	10,000	08/01/2019
Purchase of Common Stock	10,000	08/06/2019
Purchase of Common Stock	10,000	08/06/2019
Purchase of Common Stock	10,000	08/08/2019
Purchase of Common Stock	10,000	08/13/2019
Purchase of Common Stock	10,000	08/16/2019
Purchase of Common Stock	1,400	08/20/2019
Purchase of Common Stock	700	08/20/2019
Purchase of Common Stock	7,900	08/20/2019
Purchase of Common Stock	6,801	08/20/2019
Purchase of Common Stock	150	08/20/2019
Purchase of Common Stock	3,049	08/20/2019
Purchase of Common Stock	800	08/20/2019
Purchase of Common Stock	4,133	08/20/2019
Purchase of Common Stock	5,067	08/20/2019
Purchase of Common Stock	10,000	08/20/2019
Purchase of Common Stock	9,703	08/20/2019
Purchase of Common Stock	100	08/20/2019
Purchase of Common Stock	197	08/20/2019
Purchase of Common Stock	5,000	08/27/2019
Purchase of Common Stock	3,000	08/29/2019
Purchase of Common Stock	20,000	09/12/2019
Purchase of Common Stock	8,162	09/12/2019
Purchase of Common Stock	1,000	09/12/2019
Purchase of Common Stock	15,838	09/12/2019
Purchase of Common Stock	11,518	09/12/2019
Purchase of Common Stock	13,482	09/12/2019
Purchase of Common Stock	25,000	09/12/2019
Purchase of Common Stock	100	09/12/2019
Purchase of Common Stock	1,180	09/12/2019
Purchase of Common Stock	1,000	09/12/2019
Purchase of Common Stock	22,720	09/12/2019
Purchase of Common Stock	10,000	10/10/2019
Purchase of Common Stock	300	11/25/2019
Purchase of Common Stock	14,443	11/25/2019
Purchase of Common Stock	3,800	11/25/2019
Purchase of Common Stock	9,353	11/25/2019
Purchase of Common Stock	2,104	11/25/2019
Purchase of Common Stock	10,000	12/12/2019
Purchase of Common Stock	5,000	12/12/2019
Purchase of Common Stock	5,000	02/12/2020
Purchase of Common Stock	99,000	02/27/2020
Sale of Common Stock	(74,280)	02/28/2020

Laura Drumm

(Mr. Broderick’s Spouse)

Purchase of Common Stock	2,200	01/29/2019

Paul J. Evans

Purchase of Common Stock	5,000	03/25/2020

Adam Dukoff

Purchase of Common Stock	2,400	05/20/2019
Purchase of Common Stock	2,000	05/22/2019
Purchase of Common Stock	2,000	05/24/2019
Purchase of Common Stock	3,000	05/29/2019
Purchase of Common Stock	1,500	05/31/2019
Purchase of Common Stock	8,000	06/05/2019
Purchase of Common Stock	2,250	07/11/2019
Purchase of Common Stock	2,000	07/16/2019
Purchase of Common Stock	2,250	07/22/2019
Purchase of Common Stock	2,000	07/26/2019
Purchase of Common Stock	1,500	08/01/2019
Purchase of Common Stock	2,000	08/05/2019
Purchase of Common Stock	2,000	08/07/2019
Purchase of Common Stock	2,500	08/09/2019
Purchase of Common Stock	2,250	08/14/2019
Purchase of Common Stock	3,250	08/15/2019
Purchase of Common Stock	2,500	08/27/2019
Purchase of Common Stock	1,500	09/13/2019
Sale of Common Stock	(44,900)	09/23/2019
Purchase of Common Stock	2,500	09/26/2019
Sale of Common Stock	(2,500)	09/26/2019
Purchase of Common Stock	3,000	09/27/2019
Sale of Common Stock	(3,000)	10/03/2019
Purchase of Common Stock	3,500	10/10/2019
Sale of Common Stock	(3,500)	10/11/2019
Purchase of Common Stock	2,000	10/31/2019
Sale of Common Stock	(2,000)	11/01/2019
Purchase of Common Stock	7,500	12/11/2019
Sale of Common Stock	(7,500)	12/12/2019
Purchase of Common Stock	5,000	01/14/2020
Purchase of Common Stock	500	01/15/2020
Purchase of Common Stock	1,000	01/16/2020
Purchase of Common Stock	1,250	01/21/2020
Purchase of Common Stock	1,000	01/24/2020
Purchase of Common Stock	500	01/27/2020
Purchase of Common Stock	2,400	01/30/2020
Purchase of Common Stock	250	01/31/2020
Purchase of Common Stock	1,000	02/07/2020
Purchase of Common Stock	500	02/13/2020
Purchase of Common Stock	1,100	02/14/2020

Purchase of Common Stock	1,650	02/18/2020
Purchase of Common Stock	2,000	02/19/2020
Purchase of Common Stock	3,025	02/21/2020
Purchase of Common Stock	19,325	02/24/2020
Purchase of Common Stock	3,300	02/25/2020
Purchase of Common Stock	250	02/26/2020
Purchase of Common Stock	1,000	02/27/2020
Purchase of Common Stock	250	03/02/2020
Purchase of Common Stock	600	03/03/2020
Purchase of Common Stock	1,250	03/09/2020
Purchase of Common Stock	1,300	03/12/2020
Purchase of Common Stock	200	03/13/2020
Purchase of Common Stock	250	03/16/2020
Purchase of Common Stock	250	04/07/2020

SCHEDULE II

The following table is reprinted from the Company’s definitive proxy statement filed with the Securities and Exchange Commission on ________, 2020.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth the number of shares of our common stock (including common stock that may be purchased pursuant to the exercise of options, warrants or otherwise within 60 days of March 30, 2020) beneficially owned on March 30, 2020 by each director, each of the named executive officers, each holder of 5% or more of our common stock and all of our directors and executive officers as a group. The table below excludes Messrs. Kim, Lloyd and Crawford, who departed the Company during fiscal 2019. Except as otherwise noted, the individual director or executive officer or his or her family members had sole voting and investment power with respect to the identified securities. Except as otherwise noted, the address of each person listed below is GameStop Corp., 625 Westport Parkway, Grapevine, Texas 76051. The total number of shares of our common stock outstanding as of March 30, 2020 was 64,457,992.

Name	Shares Beneficially Owned
	Number (1)%
FMR LLC 245 Summer Street Boston, MA 02210	11,620,064	(2)	18.0
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	11,271,702	(3)	17.5
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	9,516,181	(4)	14.8
Dimensional Fund Advisors LP 6300 Bee Cave Road Austin, TX 78746	7,127,360	(5)	11.1
Hestia-Permit Group 175 Brickyard Road, Suite 200 Adams Township, PA 16046	5,001,581	(6)	7.8
State Street Corporation One Lincoln Street Boston, MA 02111	3,847,409	(7)	6.0
Donald A. Foss 29777 Telegraph Road, Suite 2611 Southfield, MI 48034	3,515,200	(8)	5.5
Must Asset Management Inc. 3F, Samsung SEI Tower 39, Eonju-ro 30-gil Gangnam-Gu, Seoul, Republic of Korea	3,300,000	(9)	5.1
George E. Sherman	1,174,497	(10)	1.8
James A. Bell	238,096	(11)	*
Jerome L. Davis	85,877	(12)	*
Daniel A. DeMatteo	480,736	(13)	*
Lizabeth Dunn	32,969	(14)	*
Raul J. Fernandez	38,119	(14)	*

II-1

Reginald Fils-Aime	—	(15)	*
Frank M. Hamlin	183,175	(16)	*
Chris R. Homeister	238,096	(11)	*
Daniel J. Kaufman	227,848	(17)	*
Thomas N. Kelly Jr.	64,921	(12)	*
Steven R. Koonin	59,667	(12)	*
William Simon	—	(15)	*
James Symancyk	—	(15)	*
Gerald R. Szczepanski	115,527	(12)	*
Carrie W. Teffner	55,469	(12)	*
Kathy P. Vrabeck	79,327	(12)	*
Lawrence S. Zilavy	65,587	(12)	*
All Current Directors and Officers as a group (18 persons)	3,139,911	(18)	4.9

*	Less than 1.0%.
(1)	Shares of common stock that an individual or group has a right to acquire within 60 days after March 30, 2020 pursuant to the exercise of options, warrants or other rights are deemed to be outstanding for the purpose of computing the beneficial ownership of shares and percentage of such individual or group, but are not deemed to be outstanding for the purpose of computing the beneficial ownership of shares and percentage of any other person or group shown in the table.
(2)	Based on information included in its Amendment No. 10 to Schedule 13G filed with the SEC on February 7, 2020, FMR LLC has the sole power to vote or to direct the vote with respect to 651,523 of these shares and sole power to dispose or direct the disposition with respect to 11,620,064 of these shares.
(3)	Based on information included in its Amendment No. 13 to Schedule 13G filed with the SEC on February 4, 2020, BlackRock, Inc. has the sole power to vote or to direct the vote with respect to 10,888,316 of these shares and sole power to dispose or direct the disposition with respect to 11,271,702 of these shares.
(4)	Based on information included in its Amendment No. 9 to Schedule 13G filed with the SEC on February 11, 2020, The Vanguard Group has the sole power to vote or to direct the vote with respect to 81,386 of these shares, the sole power to dispose or direct the disposition with respect to 9,434,358 of these shares and the shared power to vote or direct to vote with respect to 12,123 of these shares and the shared power to dispose or direct the disposition with respect to 81,823 of these shares.
(5)	Based on information included in its Amendment No. 1 to Schedule 13G filed with the SEC on January 9, 2020, Dimensional Fund Advisors LP has the sole power to vote or to direct the vote with respect to 7,003,666 of these shares and the sole power to dispose or direct the disposition with respect to 7,127,360 of these shares.
(6)	Based on information included in Amendment No. 3 to Schedule 13D filed with the SEC on March 23, 2020. The Hestia-Permit Group is composed of: Hestia Capital Partners (“Hestia Capital”), LP, Hestia Capital Management, LLC (“Hestia LLC”), Kurtis J. Wolf, Permit Capital Enterprise Fund, L.P. (“Permit Enterprise”), Permit Capital, LLC (“Permit LLC”), Permit Capital GP, L.P. (“Permit GP”), John C. Broderick, Adam Dukoff and Paul J. Evans. Hestia LLC is the general partner of Hestia Capital and Mr. Wolf is the managing member of Hestia LLC. Permit LLC is the investment adviser of Permit Enterprise, Permit GP is the general partner of Permit Enterprise and Mr. Broderick is a partner of Permit GP.
II-2

•	Hestia Capital has the sole power to vote or to direct the vote with respect to 906,600 of these shares and the sole power to dispose or direct the disposition with respect to 906,600 of these shares;
•	Hestia LLC has the shared power to vote or direct to vote with respect to 1,301,100 of these shares and the shared power to dispose or direct the disposition with respect to 1,301,100 of these shares;
•	Kurtis J. Wolf has the sole power to vote or to direct the vote with respect to 21,400 of these shares, the sole power to dispose or direct the disposition with respect to 21,400 of these shares and the shared power to vote or direct to vote with respect to 1,301,100 of these shares and the shared power to dispose or direct the disposition with respect to 1,301,100 of these shares;
•	Permit Enterprise, Permit LLC and Permit GP have the shared power to vote or direct to vote with respect to 3,053,536 of these shares and the shared power to dispose or direct the disposition with respect to 3,053,536 of these shares;
•	John C. Broderick has the sole power to vote or to direct the vote with respect to 576,645 of these shares, the sole power to dispose or direct the disposition with respect to 576,645 of these shares and the shared power to vote or direct to vote with respect to 3,053,536 of these shares and the shared power to dispose or direct the disposition with respect to 3,053,536 of these shares; and
•	Adam Dukoff has the sole power to vote or to direct the vote with respect to 48,900 of these shares and the sole power to dispose or direct the disposition with respect to 48,900 of these shares.
(7)	Based on information included in its Schedule 13G filed with the SEC on February 14, 2020, State Street Corporation the shared power to vote or direct to vote with respect to 3,434,572 of these shares and the shared power to dispose or direct the disposition with respect to 3,847,409 of these shares.
(8)	Based on information included in its Schedule 13G filed with the SEC on March 9, 2020, Donald A. Foss has the sole power to vote or to direct the vote with respect to 3,515,200 of these shares and the sole power to dispose or direct the disposition with respect to 3,515,200 of these shares.
(9)	Based on information included in its Schedule 13G filed with the SEC on March 20, 2020, Must Asset Management Inc. has the sole power to vote or to direct the vote with respect to 3,300,000 of these shares and the sole power to dispose or direct the disposition with respect to 3,300,000 of these shares.
(10)	Of these shares, 1,174,497 are unvested restricted shares.
(11)	Of these shares, 238,096 are unvested restricted shares.
(12)	Of these shares, 25,271 are unvested restricted shares.
II-3

(13)	Of these shares, 138,480 are issuable upon exercise of stock options (all of which are vested as of March 30, 2020), and 115,514 are unvested restricted shares.
(14)	Of these shares, 27,969 are unvested restricted shares.
(15)	The appointment of Messrs. Simon and Symancyk to the Board became effective on March 9, 2020. Mr. Fils-Aime’s appointment to the Board will be effective April 20, 2020.
(16)	Of these shares, 182,616 are unvested restricted shares.
(17)	Of these shares, 170,280 are unvested restricted shares.
(18)	Of these shares, 138,480 are issuable upon exercise of stock options (all of which are vested as of March 30, 2020) and 2,351,934 are unvested restricted shares.

II-4

IMPORTANT

Tell the Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give the Stockholder Group your proxy “FOR” the election of the Nominees and in accordance with the Stockholder Group’s recommendations on the other proposals on the agenda for the Annual Meeting by taking these three steps:

•	SIGNING the enclosed WHITE proxy card;

•	DATING the enclosed WHITE proxy card; and

•	MAILING the enclosed WHITE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

You may vote your shares virtually at the Annual Meeting, however, even if you plan to attend the Annual Meeting virtually, we recommend that you submit your WHITE proxy card by mail or via the Internet or by telephone by the applicable deadline so that your vote will be counted if you later decide not to attend the Annual Meeting. If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed WHITE voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Saratoga at the address set forth below.

If you have any questions, require assistance in voting your WHITE proxy card,

or need additional copies of the Stockholder Group’s proxy materials,

please contact:

Stockholders call toll-free at (888) 368-0379

Email: info@saratogaproxy.com

WHITE PROXY CARD

REVISED PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 17, 2020

GAMESTOP CORP.

2020 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF HESTIA CAPITAL PARTNERS LP

THE BOARD OF DIRECTORS OF GAMESTOP CORP.
IS NOT SOLICITING THIS PROXY

P        R        O        X        Y

The undersigned appoints Kurtis J. Wolf and John C. Broderick, and each of them, attorneys and agents with full power of substitution to vote all shares of Common Stock of GameStop Corp. (the “Company”) which the undersigned is entitled to vote at the 2020 Annual Meeting of Stockholders of the Company scheduled to be held virtually on [_____, _______, 2020] at [_:__ _.m., CDT] (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Hestia Capital Partners LP (“Hestia LP”) a reasonable time before this solicitation, each of whom are deemed participants in this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1, “AGAINST” PROPOSAL 2, AND “FOR” PROPOSAL 3.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with the solicitation of proxies for the Annual Meeting by Hestia LP.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

This Proxy Statement and our WHITE proxy card are available at

www.restoregamestop.com

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

WHITE PROXY CARD

[X] Please mark vote as in this example

HESTIA LP STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR ALL NOMINEES” LISTED BELOW IN PROPOSAL 1, “AGAINST” PROPOSAL 2, AND MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 3.

1.	Hestia LP’s proposal to elect Paul J. Evans and Kurtis J. Wolf to the Board to serve as directors with a term expiring at the 2021 annual meeting of stockholders and until their respective successors are duly elected and qualified.

		FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL NOMINEES EXCEPT NOMINEE(S) WRITTEN BELOW
Nominees:	Paul J. Evans Kurtis J. Wolf	☐	☐	☐ ________________

Hestia LP does not expect that any of the Nominees will be unable to stand for election, but, in the event that any Nominee is unable to serve or for good cause will not serve, the shares of voting stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, Hestia LP has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, shares of voting stock represented by this proxy card will be voted for such substitute nominee(s).

Hestia LP intends to use this proxy to vote (i) “FOR” Paul J. Evans and Kurtis J. Wolf and (ii) “FOR” the candidates who have been nominated by the Company to serve as directors, other than [_____] and [_____], for whom Hestia LP is not seeking authority to vote for and will not exercise any such authority. The names, backgrounds and qualifications of the candidates who have been nominated by the Company, and other information about them, can be found in the Company’s proxy statement. There is no assurance that any of the candidates who have been nominated by the Company will serve as directors if our Nominees are elected.

NOTE: You may withhold authority to vote for one or more of the candidates who have been nominated by the Company other than [_____] and [_____] by writing the name of such nominee(s) below.

________________________________________________________________________

2.	The Company’s proposal to vote on a non-binding, advisory resolution to approve the compensation of the Company’s named executive officers.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	The Company’s proposal to ratify the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for the fiscal year ending January 30, 2021.

☐	FOR	☐	AGAINST	☐	ABSTAIN

WHITE PROXY CARD

DATED: ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.